UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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Advanced Energy Industries, Inc.

(Exact name of the registrant as specified in its charter)

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Delaware	000-26966
(State or other jurisdiction of incorporation)	(Commission file number)

1595 Wynkoop Street, Suite 800 Denver, Colorado	80202
(Address of principal executive offices)	(Zip code)

Elizabeth K. Vonne, Executive Vice President, General Counsel & Corporate Secretary (970) 407-6626
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

This specialized disclosure report on Form SD of Advanced Energy Industries, Inc. (together with its consolidated subsidiaries, “we,” “us,” “our,” the “Company,” or “AE”) for the reporting period from January 1 to December 31, 2025 (the “Reporting Period”), was prepared in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please refer to Rule 13p-1, Form SD, and Exchange Act Release No. 34-67716 for definitions of the terms used in this report, unless otherwise defined herein.

As permitted by the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017, we are not filing a Conflict Minerals Report as an exhibit hereto or providing other disclosures under the provisions of paragraph (c) of Item 1.01 of Form SD.

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

AE provides highly engineered, critical, precision power conversion, measurement, and control solutions to our global customers. We design, manufacture, sell, and support precision power products that transform, refine, and modify the raw electrical power coming from either the utility or the building facility and convert it into various types of highly controllable, usable power that is predictable, repeatable, and customizable to meet the necessary requirements for powering a wide range of complex equipment.

Responsible Minerals Sourcing Policy

AE is committed to complying with the requirements of Rule 13p-1 and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

The Company's Responsible Minerals Sourcing Policy states our intent to conduct due diligence and supplier risk analysis on direct suppliers of purchased products and/or materials that contain certain conflict minerals to identify high risk suppliers and urge these suppliers to eliminate non-conformant smelters in our supply chain. The policy also encourages our suppliers to establish and follow appropriate due diligence programs and provide us with information regarding the source of conflict minerals in the material they sell to us. Our Responsible Minerals Sourcing Policy is available on the legal/environment-sustainability section of our website at: https://www.advancedenergy.com/en-us/legal/environment-sustainability/. The contents of this site and any other website referred to in this specialized disclosure report on Form SD are not incorporated by reference into, and are not otherwise a part of, this report.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

For the Reporting Period, AE determined that tin, tungsten, tantalum, and/or gold (“3TGs”), which are “conflict minerals” as defined in paragraph (d)(3) of Item 1.01 of Form SD, were necessary to the functionality or production of products manufactured or contracted to be manufactured by AE. As required by Rule 13p-1, the Company designed and conducted a reasonable country of origin inquiry (“RCOI”) intended to determine whether any of the 3TGs in our products originated in the Democratic Republic of Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD) (“Covered Countries”).

To implement the RCOI, the Company reviewed its supply chain and surveyed its direct suppliers using the Conflict Minerals Reporting Template, version 6.5 or higher (“CMRT”) to collect information regarding the presence and sourcing of 3TGs used in the materials and products supplied to the Company. In-scope suppliers received an initial communication requesting CMRTs, with non-responsive suppliers receiving weekly follow-up requests after June 5, 2025, until March 28, 2026, the final deadline for suppliers to provide information for the Reporting Period. Suppliers were also contacted regarding invalid or incomplete forms and encouraged to make corrections and submit a valid form. AE searched non-responsive suppliers’ websites for their CMRT and provided guidance to suppliers on how to correct validation errors via direct engagement and in the form of feedback on their CMRTs. The total response rate for the Reporting Period was 96%, with no invalid submissions. This compares to a response rate of 93% for the 2024 reporting year.

Based on its RCOI, the Company determined it had insufficient information to conclude either (i) that all of its 3TGs originated outside the Covered Countries or from sources within the Covered Countries deemed “Conformant” by the Responsible Minerals Initiative (“RMI”), or (ii) that all of its 3TGs came from recycled or scrap sources. As a result, AE performed further due diligence on the source and chain of custody of the 3TGs in question.

Due Diligence

As a downstream purchaser that does not buy 3TGs directly, but rather materials and/or products which contain 3TGs, the Company does not have a direct contractual relationship with any of entities that may mine 3TGs used in our products and is also several steps removed from the smelters or refiners (“SORs”) of 3TGs. As a result, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the 3TGs. Our due diligence processes are based on the necessity of seeking and relying on data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the 3TGs. We also rely, to a large extent, on information collected and provided by responsible mineral sourcing validation programs, as well as on the independent, private-sector audits conducted as part of the RMI’s Responsible Minerals Assurance Process (“RMAP”) on the source (including mines of origin) and chain of custody of the 3TGs processed by participating SORs. Such sources of information may yield inaccurate or incomplete information.

The Company utilizes internal resources within its supply chain organization in collaboration with its materials compliance manager to lead the due diligence efforts and identify the upstream sources of 3TGs. Based on the list of SORs maintained by the RMI, the CMRTs and the RCOI responses received from its suppliers, the Company identified a total of 225 SORs that may be in its supply chain. These SORs were compared to the RMAP list of audited SORs. Of the 225 SORs identified as potentially in the Company’s supply chain, 96% are RMAP conformant; however, for the significant majority of SORs reported by the Company’s suppliers, there is inadequate information available to assess the source of the 3TGs they process.

Therefore, AE concluded in good faith that it lacks sufficient information to trace the source and chain of custody of any 3TGs contained in its products up through the supply chain to a specific SOR or, in turn, to a country or mine of origin.

Additional Information

A copy of this specialized disclosure report on Form SD is publicly available on the legal/environment-sustainability section of our website at: https://www.advancedenergy.com/en-us/legal/environment-sustainability/

Forward-Looking Statement Disclaimer

This report includes forward-looking statements, including statements regarding our due diligence measures and our conclusions that we lack sufficient information to trace the source and chain of custody of any 3TGs contained in our products. These statements and their underlying assumptions are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from current expectations, including but not limited to: changes in our supply chain, components and parts, or products; industry developments relating to supply chain diligence, disclosure and other practices; and other risks described in our Annual Report on Form 10-K for the year ended December 31, 2025, and other filings with the SEC. Forward-looking statements are based on estimates, projections and assumptions as of the date of this report, and AE undertakes no obligation to update any such statements or provide the reasons why our actual results might differ.

Item 1.02 Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Energy Industries, Inc.

/s/ Elizabeth K. Vonne
Date: May 29, 2026	Elizabeth K. Vonne Executive Vice President, General Counsel & Corporate Secretary